Undertaking Letter

Date: March 12th, 2026

To: GSGG Inc.

I, Cheung Siu Chung, the director and Chairman of GSGG Inc., hereby make the following undertakings:

1. Provision of Office Space

I undertake to provide the principal office located at 3010 23rd Astoria, New York 11102, USA, to GSGG Inc. (the “Company”) free of charge for a period of 18 months from the effective date of this Undertaking Letter. During such 18-month period, the Company shall have the right to use the office space for its normal business operations; provided that any applicable laws and regulations require otherwise.

2. Loan to the Company

In order to complete the Regulation A offering of the Company and proceed its operations in the next 12 months, the Company still needs approximately USD 60,000.00 to support its development. Therefore, Mr. Cheung Siu Chung hereby commit to provide a loan to the Company in an amount not exceeding USD 80,000.00 to (i) complete this offering, and (ii) proceed with its operations within the next 12 months, if offering proceeds are less than registration costs and to support its development and operation within the next 12 months.

I am fully aware of the significance of the aforesaid undertakings to the smooth operation and sustainable development of the Company. I hereby affirm our full and sincere intention as well as my binding obligation, to fully and faithfully fulfill such undertakings.

By: /s/  Cheung Siu Chung__________________

Name: Cheung Siu Chung

Title: Director & CEO,

Date: March 12th, 2026